DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2003	2002	2001
Net income	$4,342,108	$4,723,978	$2,845,126
Weighted average shares outstanding	110,195	108,626	109,438
Net income per share	$39.40	$43.49	$26.00